12013054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 43682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK CAPITAL, LLC AND SUBSIDIARIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW KOWALCYZK 212-333-8634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW KOWALCYZK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK CAPITAL, LLC AND SUBSIDIARIES, as of DECEMBER 31ST, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

JASON P.L. BALLARD
Notary Public - State of Florida
My Comm. Expires Jul 12, 2015
Commission # EE 76565
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2011

HERTZ | HERSON & COMPANY LLP

Certified Public Accountants

TABLE OF CONTENTS

AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2011

	Page Number
Independent Auditors' Report	1
FINANCIAL STATEMENT:	
Consolidated Statement of Financial Condition December 31, 2011	2
Notes to Consolidated Financial Statement	3-7

HERTZ | HERSON & COMPANY LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC and Subsidiaries
445 Park Avenue, 9th Floor
New York, NY 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and Subsidiaries as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AK Capital, LLC and Subsidiaries as at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson + Company, LLP

New York, New York
February 21, 2012

AK CAPITAL, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

ASSETS

Cash	$ 40,510
Securities owned, at fair value - Notes B and D	19,290,418
Interest receivable from clearing broker - Note D	152,501
Deposit with clearing broker - Note H	112,925
Property and equipment, net - Note C	47,137
Other assets	14,802
TOTAL ASSETS	$ 19,658,293

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to clearing broker - Note D	$ 13,202,144
Securities sold, not yet purchased, at fair value - Notes B and D	1,971,340
Accrued expenses and other liabilities	261,340
Total Liabilities	15,434,824
Commitments and contingencies - Notes H and I	
Member's equity	4,223,469
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 19,658,293

The accompanying notes are an integral part of the consolidated financial statement and should be read in conjunction therewith.

AK CAPITAL, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
AS AT DECEMBER 31, 2011

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades for its own account primarily in interests in pools of U.S. Government backed agency certificates.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of AKC and its wholly-owned subsidiaries, Dayton, Hancock Waltman Securities, Inc. and AKC Structured Finance, LLC, both of which are inactive. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the accompanying consolidated statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("FASB ASC 820"), Fair Value Measurements and Disclosures.

Financial Instruments

The Company's financial instruments, which consist of securities owned, interest receivable from clearing broker, deposit with clearing broker, due to clearing broker, securities sold, not yet purchased, and accrued expenses and other liabilities, are reported in the consolidated statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.

Note A - Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

Uninsured Cash Balances

The Company maintains cash balances at financial institutions, which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. Effective December 31, 2010, the FDIC amended its deposit insurance regulations to provide for unlimited deposit insurance of non-interest bearing transaction deposit accounts through December 31, 2012. There were no cash balances in excess of insured amounts as at December 31, 2011.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the consolidated financial statement for matters requiring recognition or disclosure in the consolidated financial statement. The accompanying consolidated financial statement considers events through February 21, 2012, the date on which the consolidated financial statement was available to be issued.

Note B - Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the valuation techniques used to measure fair value. The hierarchy consists of three broad levels:

Level 1 - Quoted prices in active markets for identical assets or liabilities. This level has the highest priority.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities not traded in active markets and other observable inputs.

Level 3 - Prices or valuations that are unobservable. This level has the lowest priority.

Note B - Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis, which were all classified as Level 1, as of December 31, 2011:

Assets	
Securities owned:	
Obligations of U.S. government agencies	$ 18,993,721
Collateralized mortgage obligations	296,697
Total	$ 19,290,418
Liabilities	
Securities sold, not yet purchased:	
Corporate bonds	$ 1,971,340

The changes in the security for which the Company has used Level 3 inputs to determine fair value for the year ended December 31, 2011 are as follows:

Balance, January 1, 2011	$ 92,022
Sales	(146,825)
Realized gains	54,803
Balance, December 31, 2011	$ -

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2011:

	Cost	Accumulated Depreciation	Net Book Value
Computer and office equipment	$ 78,180	$ 56,805	$ 21,375
Furnishings	136,851	111,089	25,762
Total	$ 215,031	$ 167,894	$ 47,137

Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. Interest on such margin borrowings was charged at the clearing broker's internal cost of funds interest rate which was 1.219% as at December 31, 2011. As at December 31, 2011, such borrowings amounted to $13,202,144 and were fully collateralized by securities carried at a fair value of $19,290,418 plus accrued interest due from the clearing broker of $152,501.

Note E - Related Party Transactions

In June 2009, the Parent entered into an amended operating agreement whereby it accepted non-equity Class C members ("Sirona Advisors"). As at June 15, 2011, all of the Sirona Advisors were terminated by the Parent. The Company had no transactions with the Sirona Advisors during the year ended December 31, 2011.

Note F - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 4% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note G - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note H - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $112,925 at December 31, 2011.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the consolidated statement of financial condition.

As at December 31, 2011, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statement at December 31, 2011 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Note H - Off Balance Sheet Risk (Continued)

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large United States financial institutions and through reporting and control procedures.

Note I - Commitments

The Company is obligated under an operating lease with an affiliate of the Parent for office space in Deerfield Beach, Florida at an annual rental of $26,400 through January 31, 2014. In May 2011, the Company entered into another operating lease agreement with an affiliate of the Parent for office space in Miami Beach, Florida at an annual rental of $90,000 through May 31, 2014. The Company is also obligated under an operating lease for its office space in New York City at an annual rental of $97,200 through September 30, 2012.

Future annual minimum lease payments under these operating leases are as follows:

Years Ending December 31,	Amount
2012	$ 190,000
2013	117,000
2014	40,000
Total	$ 347,000

Note J - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As at December 31, 2011, the Company had net capital, as defined, of $2,903,300, which was $2,803,300 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.